(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, DC 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER 001-10824
☐ Form N-SAR		CUSIP Number 099849 10 1
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Borland Software Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

20450 Stevens Creek Blvd., Suite 800

(Address of Principal Executive Office (Street and Number))

Cupertino, CA 95014

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Borland Software Corporation is still in the process of completing its year-end consolidated financial statements and its assessment of internal control over financial reporting as of December 31, 2005 and therefore is unable to file its Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) in the prescribed time period without unreasonable effort and expense. The additional time required is a direct result of the additional requirements imposed on public companies in complying with the Sarbanes-Oxley Act of 2002. Borland expects to file its Form 10-K for the year ended December 31, 2005 no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy J. Stevens (Name)	408 (Area Code)	863-2851 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Borland’s results of operations to be reflected in the 2005 consolidated financial statements in the Form 10-K are expected be consistent with the unaudited financial information publicly announced on February 17, 2006. Borland’s revenues for the year ended December 31, 2005 were $276.7 million compared with $309.5 million for the year ended December 31, 2004. Borland’s net loss for the year ended December 31, 2005 was $28.3 million, or a loss of $0.36 per share based on approximately 77.6 million diluted shares compared with net income of $11.4 million or net income of $0.14 per share based on approximately 80.4 million diluted shares outstanding for the year ended December 31, 2004.

The Company has identified one or more control deficiencies in regards to third-party contractor costs related to our professional services organization. Management is continuing its assessment as to whether such control deficiencies, either individually or in combination, constitute a material weakness in the Company’s internal control over financial reporting as of December 31, 2005.

Due to the amount of work remaining to be completed, the Company could not complete its assessment of internal control over financial reporting or complete its consolidated financial statements within the 75-day period specified for filing its Form 10-K for the year ended December 31, 2005. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its assessment of internal control over financial reporting and its consolidated financial statements. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 31, 2005 prior to March 31, 2006, the reporting deadline provided by such extension.

Since management has not completed its evaluation and testing of internal control over financial reporting, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses. Although the Company currently expects that the results of operations to be reflected in the 2005 consolidated financial statements in the Form 10-K will be consistent with the unaudited financial information publicly announced on February 17, 2006, it is possible continuing work around the control deficiencies in regards to third-party contractor costs related to our professional services organization or otherwise will require changes to such information. The existence of one or more material weaknesses will preclude a conclusion by management that the Company’s internal control over financial reporting was effective as of December 31, 2005.

Borland Software Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ Kenneth R. Hahn
Kenneth R. Hahn,
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).